BANK OF MONTREAL
EXHIBIT TO UNAUDITED FINANCIAL STATEMENTS FOR
THE THREE MONTHS ENDED JULY 31, 2005
EARNINGS COVERAGE RATIO
The following earnings ratio coverage is calculated as at, or for the twelve-month period ended July 31, 2005 and is based on the unaudited consolidated financial statements of Bank of Montreal for the nine months ended July 31, 2005.

July 31,
2005
Interest coverage on subordinated indebtedness	10.99